TEMPLETON GLOBAL INVESTMENT TRUST

300 S.E.2nd Street

Fort Lauderdale, FL 33301-1923

April 30, 2013

Filed via EDGAR (CIK #0000916488)

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Templeton Global Investment Trust (Registrant)

File Nos. 033-73244 and 811-08226

Ladies and Gentlemen:

On behalf of above-referenced Registrant and pursuant to Rule 477(a) under the Securities Act of 1933, as amended (1933 Act), we desire to withdraw, and hereby request that the Commission withdraw, Post-Effective Amendment No. 43 to the Registrant's Registration Statement on Form N-1A filed with the Commission on April 29, 2013 at 3:50 p.m. Eastern time pursuant to Rule 485(b) under 1933 Act (Accession No. 0001379491-13-000293) (Amendment). The Amendment should have included the following funds of the Registrant: Templeton Asian Growth Fund, Templeton Frontier Markets Fund and Templeton Global Balanced Fund. No securities were sold in connection with the offering.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001379491-13-000293) filed under the EDGAR submission type 485B.

If you have any questions, please contact me at (954) 847-2283.

Sincerely,

TEMPLETON GLOBAL INVESTMENT TRUST

/s/LORI A. WEBER

Vice President and Secretary

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